NEWS RELEASE

Pan American Silver to Announce Third Quarter 2025 Unaudited Results
Vancouver, B.C. - October 14, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") will announce its unaudited results for the third quarter of 2025 after market close on Wednesday, November 12, 2025. A conference call and webcast are planned for 11:00 am ET (8:00 am PT) on Thursday, November 13, 2025.
Third Quarter 2025 Unaudited Results Conference Call and Webcast
Date:        November 13, 2025
Time:        11:00 am ET (8:00 am PT)
Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=wdJwxy1q
Participants can register for the conference call at: https://dpregister.com/sreg/10200364/ff52792798
Upon registration, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
Those without internet access or who prefer to speak with an operator may dial:
1-833-752-3507 (toll-free in Canada and the U.S.)
1-647-846-7282 (International Participants)
The live webcast, presentation slides and the report for the third quarter of 2025 will be available at https://panamericansilver.com/invest/financial-reports-and-filings/. An archive of the webcast will also be available for three months.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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